June 21, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010
Attention:       Howard Efron, Staff Accountant
                         Kevin Woody, Branch Chief

Re:	Developers Diversified Realty Corporation Form 10-K for the year ended December 31, 2010 File No. 1-11690
Ladies and Gentlemen:
     Developers Diversified Realty Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the follow up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 8, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).
     Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 10-K for the year ended December 31, 2010
Item 2 — Properties, page 16
1.	We note your response to comment 2 in our letter dated April 28, 2011. Please provide a more thorough discussion as to why you do not believe “same store” NOI to be a key performance indicator as consistent with your discussion with the staff regarding the use of this metric for your company’s performance.
Response:
As discussed with the Staff on May 26, 2011, for the reasons set forth below, the Company does not consider same store NOI (“SSNOI”) to be a key performance indicator. SSNOI is one operational data point out of many used by REIT investors and analysts to assess general portfolio trending and, accordingly, the Company provides SSNOI supplementally to investors. However, DDR believes that this metric is inconsistently reported by other REITs and generally misunderstood by the investment community. As a result, DDR was one of the

Securities and Exchange Commission
June 21, 2011

last companies within the shopping center sector to provide this information in its earnings release. Common transactions such as redevelopment activity and lease termination payments can be handled very differently in the calculation, further limiting the importance and understandability of this metric on an absolute and relative basis.
We also note the limited scope of SSNOI in defining Company performance and valuation. Same store property level NOI does not include the impact of acquisitions and dispositions, corporate level revenues and expenses, interest income, interest expense, capital structure, and general and administrative expenses. For example, higher interest expense and an improved capital structure have had a significant impact on the Company’s reported results and overall stock performance and valuation over the past three years due to the Company’s refinancing of short-term debt with long-term debt and equity issuances, while the change in SSNOI was much less significant during this period. In addition, fee and other revenue of $64.2 million and corporate level general and administrative expenses of $85.6 million in 2010 were both significant components of the Company’s earnings and valuation, but are also not captured in SSNOI.
Further, within the shopping center sector, SSNOI can be significantly influenced by the level of capital expenditure investment. Tenant rental income is significantly impacted by the amount of cash invested in tenant improvements, which can be quite material. As a result, the level of capital expenditures can vary significantly for shopping centers. Since the impact of capital expenditures is not reflected in SSNOI but the rental income is included, two leases with exactly equal discounted cash flows can result in highly different SSNOI, further highlighting the economic miscommunication that can result from too heavy of a focus on SSNOI.
For other sectors within the commercial real estate industry where the real estate is considered more like a commodity and capital expenditure packages are more standard, such as apartment, hotel, industrial and office properties, SSNOI can be considered more consistently useful than for retail properties.
*   *   *
     In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
June 21, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453 or by facsimile at 216-755-3453.

Sincerely,
/s/ David J. Oakes
David J. Oakes
Senior Executive Vice President & Chief Financial Officer